UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No.          )*

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Asia Satellite Telecommunications Holdings Limited

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Bermuda

(Jurisdiction of Subject Company’s Incorporation or Organization)

AsiaCo Acquisition Ltd.

(Name of Person(s) Furnishing Form)

Common Stock, par value HK$0.10 per share

(Title of Class of Subject Securities)

763991-02-3

(CUSIP Number of Class of Securities (if applicable))

CATHERINE CHANG

GENERAL COUNSEL

17th Floor, The Lee Gardens

33 Hysan Avenue Causeway Bay

Hong Kong

+852 2500 0888

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 19, 2007

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Part I – Information Sent to Security Holders

1.    Home Jurisdiction Documents

(a)(1) Scheme Document, dated March 19, 2007, relating to proposed privatisation of Asia Satellite Telecommunications Holdings Limited by AsiaCo Acquisition Ltd.

(a)(2) Letter to Optionholders, dated March 19, 2007, relating to proposed privatisation of Asia Satellite Telecommunications Holdings Limited by AsiaCo Acquisition Ltd.

(a)(3) Form of Acceptance and Cancellation of Options, relating to proposed privatisation of Asia Satellite Telecommunications Holdings Limited by AsiaCo Acquisition Ltd.

(b) Not applicable.

2.    Informational Legends

        Not applicable.

Part II – Information Not Required to be Sent to Security Holders

1. Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

2. Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

Part III – Consent to Service of Process

AsiaCo Acquisition Ltd. is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F–X in connection with the furnishing of this Form CB.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kenneth Ko
(Signature)

Kenneth Ko, Director
(Name and Title)

March 19, 2007
(Date)

This statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nancy Ku
(Signature)

Director
(Title)

19 March, 2007
(Date)